Exhibit 99.1

VivoPower International PLC Announces Multi-National Distribution Deal for Tembo Electric Light Vehicles

●	Global mining solutions provider GHH Group GmbH plans to purchase 3,000 electric light vehicle conversion kits from VivoPower subsidiary Tembo e-LV B.V over the next 5 years.

●	Multi-national partnership across over 50 countries is the Company’s fifth major distribution deal and largest to date by unit volumes.

●	VivoPower now has Tembo distribution partners on six continents, with potential commitments totaling 7,825 e-LV conversion kits.

LONDON, September 14, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company has signed a definitive agreement with GHH Group GmbH (“GHH” or the “Distributor”) for GHH to distribute Tembo powered electric light vehicles (“e-LVs”) in over 50 countries across Africa, Asia, Europe and the Americas, using e-LV conversion kits from VivoPower’s wholly-owned subsidiary Tembo e-LV B.V. (“Tembo”).

Under the agreement (the “Distribution Agreement”), GHH intends to purchase 3,000 Tembo e-LV conversion kits through to December 2026. GHH will be responsible for acquiring original vehicles from Toyota, converting the vehicles to ruggedized e-LVs using the Tembo conversion kits, selling the Tembo powered e-LVs to end-customers and providing ongoing servicing and maintenance.

This Distribution Agreement marks VivoPower’s fifth major distribution deal in 2021 for Tembo e-LV conversion kits, and its largest to date by e-LV kit volumes. With the execution of this contract, VivoPower can now offer Tembo powered e-LVs to customers on six continents as the Company continues to advance its aim to build a global Tembo distribution network before the end of this calendar year. The Company previously executed distribution agreements with GB Auto Group in Australia, Acces Industriel Mining Inc. in Canada, and Bodiz International in Mongolia, in addition to announcing a non-binding Heads of Terms with Arctic Trucks Limited for distribution of Tembo e-LVs in Norway, Sweden, Iceland and Finland.

Based in Germany, GHH has over 50 years of experience in the production of robust and safe vehicles for mining and tunnelling in hard and soft rock. Drawing on exclusive technology partnerships with several major industry leaders throughout the world, GHH offers the latest in cutting-edge innovation and product development to the underground mining market. Through collaboration with both clients and international partners, GHH engineers comprehensive, tailor-made solutions with their constantly expanding suite of mechanized mining equipment and a full range of well-established support services. That expertise makes GHH a natural partner to distribute Tembo e-LVs for miners seeking bespoke, comprehensive sustainable energy solutions.

The Tembo kits transform diesel-powered Toyota Land Cruiser and Hilux vehicles into ruggedized e-LVs for use in mining and other hard-to-decarbonize sectors, including construction and defense. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey sustainable energy solutions which help corporates achieve their decarbonization goals.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are delighted to have executed this multi-country agreement with GHH, who are a trusted provider of customized technology solutions to the global mining industry. This is in keeping with our stated objective of cementing distribution agreements globally with highly credentialed partners such as GHH. With distribution partners on six continents now, Tembo e-LVs will be available globally for mining customers aiming to electrify their light vehicle operations as part of their drive to net zero mining.”

Sara Thorley, Global Marketing & Production Manager for GHH, said: “Being a global provider of heavy-duty mining machinery, we were constantly being asked about the possibility of supplying our customers with electric light vehicles. Due to the demand, we started looking at potential partners in this sector and after a substantial amount of research, we decided upon the Tembo electrification kit. First and foremost, the Tembo solution electrified the Toyota Land Cruiser and Hilux, which are the number-one light vehicles used in the mining sector globally, but secondly, the technology used created a vehicle that was smooth, efficient, safe, and very cost effective. We are very excited in what the future holds for us and Tembo.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on electrification solutions for customized and ruggedized fleet applications, auxiliary critical power technology and services, battery storage and microgrids, as well as solar energy. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to accelerate towards net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, and the United States.

About GHH

GHH develops and manufactures load haul dumpers (LHDs) and articulated dumpers as well as scalers and mixers for mining and tunnelling all over the world. The company’s special purpose vehicles are manufactured to customers’ specifications for different requirements, whether for use in soft or hard rock application. GHH’s products support mining houses worldwide in the haulage of base metals, precious metals, rear earths, and other commodities. In infrastructure projects, GHH’s products are used for the construction of road, railway, and hydro-power tunnels. The combination of GHH load haul dumpers and dump trucks have also proved themselves in global tunnel construction in NATM tunnelling as well as in heading small cross sections, for example for crosscuts, hydro power tunnels or safety galleries and for the construction of power station tunnels.

All trademarks referenced herein are the property of their respective owners.

Distribution Agreements

This Distribution Agreement provides a framework under which VivoPower can consummate sales contracts for e-LV conversion kits to be installed in vehicles to be sold to customers. Under the Distribution Agreement, the Distributor will serve as VivoPower’s exclusive distributor in marketing, promoting and selling electric vehicles in the defined territories (“Territories”), and will also assemble and install e-LV conversion kits provided by VivoPower in vehicles that the Distributor procures from the Original Equipment Manufacturer (“OEM”). The Distribution Agreement contains a provision to the effect that the parties shall not have a relationship of agency, joint venture or partnership.

The Distribution Agreement includes a commitment by the Distributor to purchase a minimum of 3,000 Tembo e-LV conversion kits (for Toyota 4x4 vehicles) in the first five years of the agreement. This is based on the Distributor’s management estimates of future contracted purchases from its customer base. These commitments are expected to be fulfilled upon the Distributor generating these purchase orders of e-LVs from its end-customers. The Distributor will not be required to remit payment for its orders of e-LV conversion kits until end-customers enter into purchase orders for e-LVs or the Distributor purchases conversion kits prospectively ahead of end-customer orders. In the event that the Distributor fails to satisfy the minimum purchase commitment, the Distribution Agreement will undergo a review process. If no acceptable resolution is reached, VivoPower is entitled to withhold exclusivity for the Distributor in the Territories.

Further terms governing other aspects of the Distribution Agreement with the Distributor are in the process of being finalized and are contingent upon the outcome of commercial negotiations with OEM counterparties.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential benefits of the collaboration with GHH and the number of vehicle conversion kits expected to be purchased under such collaboration. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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